Exhibit 2.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 27, 2025, is made and entered into by and among Hearst Media West, LLC, a Delaware limited liability company (“Parent”), Destiny Merger Sub, Inc., a Texas corporation (“Merger Sub”), DallasNews Corporation, a Texas corporation (the “Company”), and, solely for purposes of Section 9.17 of the Merger Agreement (as defined below), Hearst Communications, Inc., a Delaware corporation (“Guarantor”). Parent, Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Parties and Guarantor are party to that certain Agreement and Plan of Merger, dated as of July 9, 2025 (the “Merger Agreement”); and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth herein and in accordance with Section 9.3 of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to amend the Merger Agreement in the following respects:

1. Amendments to the Merger Agreement. In accordance with Section 9.3 of the Merger Agreement, the Parties agree to the following amendments to the Merger Agreement:

a. The following definitions are hereby added to Section 1.1 of the Merger Agreement in alphabetical order:

““Excluded Expenses” means, with respect to the Company and its Subsidiaries, all reasonable fees and expenses of legal counsel incurred or accrued as of immediately prior to the Effective Time by the Company or any of its Subsidiaries (including any such fees or expenses that the Company or any of its Subsidiaries is legally obligated to pay or reimburse) in connection with or as a result of (i) actions taken in response to any unsolicited Acquisition Proposal received by the Company following July 9, 2025, including adoption and implementation of the Rights Agreement and the transactions contemplated thereby, (ii) any Transaction Litigation asserted against the Company, any of its Subsidiaries or any Company Related Party by the Person (or any Affiliate thereof) who has submitted to the Company such Acquisition Proposal, or (iii) any Legal Proceeding asserted against the Company, any of its Subsidiaries or any Company Related Party in connection with, arising from or otherwise relating to actions taken by the Company, any of its Subsidiaries or any Company Related Party in response to such Acquisition Proposal, including adoption and implementation of the Rights Agreement and the transactions contemplated thereby.

“Rights Agreement” means that certain Rights Agreement, dated as of July 27, 2025, by and between the Company and Computershare Inc.”

b. The following definition set forth in Section 1.1 of the Merger Agreement is hereby replaced in its entirety with the following:

““Transaction Expenses” means, without duplication and subject to Section 8.3(a), with respect to the Company and its Subsidiaries, all fees and expenses incurred or accrued as of immediately prior to the Effective Time (except as expressly set forth in clause (iv) below) by the Company or any of its Subsidiaries (including any such fees or expenses that the Company or any of its Subsidiaries is legally obligated to pay or reimburse) in connection with or as a result of the Transactions pursuant to any Contract in effect as of immediately prior to the Effective Time, whether payable prior to, at or after the Effective Time, including (i) any fees and expenses (other than Excluded Expenses) of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, and other advisors of the Company or any such Subsidiary; (ii) all fees paid to the SEC in connection with filing the Proxy Statement, and any amendments and supplements thereto; (iii) any fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (iv) any change of control payments, transaction bonuses, severance payments, or other similar payments, including those payable only upon the additional passage of time, but excluding those payable as a result of any action taken by Parent, Merger Sub or the Surviving Corporation, and (v) without duplication, those set forth on Section 1.1(c) of the Company Disclosure Letter.”

c. Section 2.7(a)(iii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“each Share that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares) shall automatically be cancelled and extinguished and automatically converted into the right to receive $15.00 in cash per Share, without interest (the “Per Share Price”), less any amounts entitled to be deducted or withheld in accordance with Section 2.11, and shall cease to be outstanding or exist.”

d. Section 2.7(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“If, at any time during the period between the date of this Agreement and the Effective Time, there is any change to the outstanding shares of capital stock of the Company (or securities convertible or exchangeable into or exercisable for such shares), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange, readjustment, or issuance of shares (including as a result of any exercise of any rights to acquire shares as contemplated under the Rights Agreement), or any stock dividend thereon with a record date during such period, or other similar transaction, then the Per Share Price and, to the extent applicable, any other provisions of the Agreement shall be equitably adjusted and modified to reflect the effect of such change (so that the holders of Shares, Parent, and Merger Sub are provided the same economic effect as contemplated by this Agreement prior to such event); provided that nothing in this Section 2.7(b) shall be construed to permit the Company or any Subsidiary thereof to take any action otherwise prohibited by the terms of this Agreement; and provided, however, that cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Per Share Price.”

e. Section 3.3(d) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Anti-Takeover Laws; Rights Agreement. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, (i) the Company Board has taken all necessary actions so that neither Parent nor Merger Sub will be an “affiliated shareholder” in connection with this Agreement or the Transactions and that the restrictions on business combinations set forth in Section 21.606 of the TBOC and any other similar applicable “anti-takeover” Law will not be applicable to this Agreement or the Transactions and no further action is required, and (ii) there is no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or takeover-related provision in the Charter or the Bylaws, or any stockholder rights plan or similar agreement, in each case that is applicable to Parent, Merger Sub, this Agreement or the Transactions or that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Transactions. As of the date of this Amendment, each of the Company and the Company Board has taken all necessary actions to ensure that (A) none of Parent, Merger Sub, or any of their respective Affiliates will become an Acquiring Person (as defined in the Rights Agreement) as a result of the Transactions and (B) neither a Stock Acquisition Date nor a Distribution Date (each as defined in the Rights Agreement) will occur by reason of the approval, execution, delivery, or performance of this Agreement or the Voting and Support Agreement, including any approval, execution, delivery, or performance of any amendments thereto, or the announcement or consummation of the Merger or any of the other transactions contemplated by this Agreement or the Voting and Support Agreement.”

f. The first sentence of Section 3.6(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The authorized capital stock of the Company consists of (i) 31,250,000 Shares, 22, 500,000 of which are designated as Company Series A Common Stock and 7,500,000 of which are designated as Company Series B Common Stock and (ii) 2,000,000 shares of Company Preferred Stock, of which 200,000 are designated as Series A Junior Participating Preferred Stock.”

g. The last sentence of Section 3.6(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Since the Capitalization Date, the Company has not “(x) issued or granted any Company Securities or (y) established a record date for, declared, set aside for payment or paid any dividend on, any Company Securities, except as contemplated by the Rights Agreement.”

h. Clauses (b) and (c) of Section 3.6 of the Merger Agreement are hereby amended and restated in its entirety as follows:

“(b) Company Securities. Since the Capitalization Date, no stock-based awards have been granted and no shares of Company Capital Stock have been issued. Other than as set forth in Section 3.6(a) and except as contemplated by the Rights Agreement, there are (i) no issued, reserved for issuance or outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interest in, the Company. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no debentures, bonds, notes or other indebtedness for borrowed money of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company Shareholders may vote. The Company does not have a stockholder rights plan in effect except for the Rights Agreement.

(c) No Other Rights. The Company is not a party to any Contract except the Rights Agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.”

2. Ratification; Entire Agreement. This Amendment will not affect any terms of the Merger Agreement other than those amended by this Amendment and is only intended to amend, alter or modify the Merger Agreement as expressly stated herein. Except as amended by this Amendment, the Merger Agreement remains in full force and effect, enforceable against each of the Parties and the Guarantor, and is hereby ratified and acknowledged by each of the Parties and the Guarantor. The Merger Agreement, as amended by this Amendment, constitutes the entire agreement among the parties to this Amendment with respect to the subject matter of this Amendment, supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter of this Amendment, and may not be amended, supplemented or changed orally but only by an agreement in writing signed by the party or parties against whom enforcement is sought and making specific reference to this Amendment. If there are any conflicts between this Amendment and the Merger Agreement, then this Amendment will govern and control.

3. Miscellaneous. The provisions set forth in Article 9 (General Provisions) of the Merger Agreement are hereby incorporated by reference and shall apply to this Amendment mutatis mutandis as if such provisions were fully set forth herein.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the date first written above.

PARENT:

HEARST MEDIA WEST, LLC

By:	/s/ Jeffrey M. Johnson
Name: Jeffrey M. Johnson
Title: President

MERGER SUB:

DESTINY MERGER SUB, INC.

By:	/s/ Jeffrey M. Johnson
Name: Jeffrey M. Johnson
Title: President

COMPANY:

DALLASNEWS CORPORATION

By:	/s/ Grant S. Moise
Name: Grant S. Moise
Title: Chief Executive Officer

Solely for purposes of Section 9.17:

GUARANTOR:

HEARST COMMUNICATIONS, INC.

By:	/s/ Jeffrey M. Johnson
Name: Jeffrey M. Johnson
Title: Senior Vice President

Signature Page to First Amendment to Agreement and Plan of Merger